EXHIBIT 12

PEPSICO, INC. AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges (a)

Years Ended December 29, 2007, December 30, 2006, December 31, 2005,

December 25, 2004 and December 27, 2003

(in millions except ratio amounts)

	2007	2006	2005	2004	2003
Earnings:
Income before income taxes – continuing operations	$7,631	$6,989	$6,382	$5,546	$4,992
Unconsolidated affiliates interests, net	(358)	(311)	(320)	(289)	(275)
Amortization of capitalized interest	5	6	7	7	9
Interest expense	224	239	256	167	163
Interest portion of net rent expense (b)	101	97	76	82	77

Earnings available for fixed charges	$7,603	$7,020	$6,401	$5,513	$4,966

Fixed Charges:
Interest expense	$224	$239	$256	$167	$163
Capitalized interest	21	16	5	2	4
Interest portion of net rent expense (b)	101	97	76	82	77

Total fixed charges	$346	$352	$337	$251	$244

Ratio of Earnings to Fixed Charges	22.01	19.99	19.03	22.00	20.37

(a)	Based on unrounded amounts.
(b)	One-third of net rent expense is the portion deemed representative of the interest factor.